

September 20, 2012

<u>Via E-mail</u>
Mr. Jan Gustavsson
General Counsel, Director of Strategic
Development and Company Secretary
Coca-Cola Hellenic Bottling Company, S.A.
9, Fragoklissias Street
151 25 Maroussi Athens, Greece

  Re: Coca-Cola Hellenic Bottling Company, S.A.
    Form 20-F for the Year Ended December 31, 2011
    Filed March 30, 2012
    File No. 001-31466

Dear Mr. Gustavsson:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Melissa N. Rocha for

         Tia Jenkins
         Senior Assistant Chief Accountant
         Office of Beverages, Apparel, and
         Mining